Exhibi 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

March 25, 2019
________________________________

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 2, 2019
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2019 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, May 2, 2019, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

The Meeting is being called for the following purposes:

(1)
To approve the re-election of each of Messrs. Stephen T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Company’s Board of Directors, or the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	To approve the compensation terms of Mr. Sharon Malka as the Company’s new Chief Executive Officer, which terms will be effective as of January 1, 2019;

(4)
To approve increased annual director fees, effective as of January 1, 2019, and a grant of options to purchase the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share, or ordinary shares, and restricted share units, or RSUs, to Mr. Stephen T. Wills, our Chairman of the Board, in respect of his new enhanced role as active Chairman of the Board;

(5)	To approve payment of a cash severance fee to Mr. Gal Cohen, our outgoing President and Chief Executive Officer;

(6)	To approve the 2018 annual cash bonus for Mr. Gal Cohen, our outgoing President and Chief Executive Officer, in respect of his performance in 2018; and

(7)	To approve and ratify the Company’s renewed director and officer liability insurance policy for the period from April 1, 2019 through March 31, 2020.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2018, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, March 29, 2019.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 3, 5 and 6 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposals 3, 5 and 6, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposals 3, 5 and 6. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Wednesday, May 1, 2019 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 5:30 a.m. Eastern Standard Time (12:30 p.m. Israel time) on the meeting date. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the United States Securities and Exchange Commission, or SEC, as exhibits to a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com.  The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, March 31, 2019, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Mr. Stephen T. Wills Active Chairman of the Board of Directors

ii

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at the 2019 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders.  The Meeting will be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, May 2, 2019, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

This Proxy Statement, the attached Notice of 2019 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about April 3, 2019.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, March 29, 2019, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election each of Messrs. Stephen T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Board, to serve until the next annual general meeting of shareholders of the Company and until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	To approve the compensation terms of Mr. Sharon Malka as the Company’s new Chief Executive Officer, which terms will be effective as of January 1, 2019;

(4)
To approve increased annual director fees, effective as of January 1, 2019, and a grant of options to purchase the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share, or ordinary shares, and restricted share units, or RSUs, to Mr. Stephen T. Wills, our Chairman of the Board, in respect of his new enhanced role as Active Chairman of the Board;

(5)	To approve payment of a cash severance fee to Mr. Gal Cohen, our outgoing President and Chief Executive Officer;

(6)	To approve the 2018 annual cash bonus for Mr. Gal Cohen, our outgoing President and Chief Executive Officer, in respect of his performance in 2018; and

(7)	To approve and ratify the Company’s renewed director and officer liability insurance policy for the period from April 1, 2019 through March 31, 2020.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2018, as previously made available to our shareholders as part of our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2019 (the “2018 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On March 15, 2019, we had 27,178,839 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, March 29, 2019, is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 3, 5 and 6 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 3, 5 and 6, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposals 3, 5 and 6. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 3, 5 and 6, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 3, 5 and 6.  In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Items 3A, 5A and 6A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposals 3, 5 and 6, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 3, 5 and 6, you should check the box “AGAINST” under Items 3A, 5A and/or 6A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 3, 5 and/or 6 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 5:30 a.m. Eastern Daylight Time (12:30 p.m. Israel time) on the meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Daylight Time on Wednesday, May 1, 2019.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 2, 4 and 7, and will be deemed to have abstained with respect to Proposals 3, 5 and 6 (unless you confirm in Items 3A, 5A and 6A that you are not a controlling shareholder and lack a conflict of interest in the approval of Proposals 3, 5 and 6, respectively, in which case your shares will be voted in favor of Proposals 3, 5 and 6).  The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing by indicating “FOR” under Items 3A, 5A and 6A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 3, 5 and 6, respectively (or else check the box “AGAINST” under Items 3A, 5A and/or 6A, as applicable, if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways:  (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you).  Your physical voting instruction form must be received by 12:00 p.m. Eastern time on Wednesday, May 1, 2019 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m. Eastern time on Tuesday, April 30, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and also bring an account statement that shows that you own your shares as of the record date for the Meeting (March 29, 2019).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals.  Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.  You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposals 3, 5 and 6 (when submitting your voting instructions on each such proposal); otherwise, your vote on those proposals will not counted.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting.  If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 4, 2019.  Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of March 15, 2019.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd. (3)	9,429,555	34.7%
Wellington Management Group LLP (4)	3,432,542	12.6%
Lior Rosenberg (5)	1,945,322	7.1%
Migdal Insurance & Financial Holdings Ltd. (6)	2,126,058	7.8%
Yelin Lapidot Mutual Funds Management Ltd. (7)	1,703,081	6.3%
Directors and executive officers as a group (8)	2,861,336	10.5%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 27,178,839 ordinary shares that are issued and outstanding as of March 15, 2019.

(3)
As reported in a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly‑owned subsidiary of Clal Biotechnology Industries Ltd. (“CBI”); and (ii) 1,220,582 ordinary shares held by CBI. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(4)
As reported in a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of 3,432,542 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. Of the 3,432,542 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to 3,326,736 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
As reported in a Schedule 13G/A filed on February 6, 2019, shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 94,750 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2018; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(6)
As reported in a Schedule 13G filed on February 14, 2019, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), each of which makes independent voting and investment decisions, and (ii) 216,946 ordinary shares held for Migdal’s own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
As reported in a Schedule 13G/A filed on February 11, 2019, shares beneficially owned consist of: (i) 1,432,081 ordinary shares owned of record by Yelin Lapidot Mutual Funds Management Ltd., a wholly‑owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds; plus (ii) 280,000 ordinary shares owned of record by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., which is also a wholly‑owned subsidiary of Yelin Lapidot Holdings. Yelin Lapidot Holdings, Dov Yelin and Yair Lapidot each share voting and dispositive power with respect to all 1,703,081 shares. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day‑to‑day management of Yelin Lapidot Holdings. Each of Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(8)
Consists of (i) 1,987,131 ordinary shares held directly or indirectly by the Company’s directors and executive officers; and (ii) 874,205 ordinary shares underlying outstanding options granted to the executive officers and directors which will have vested within 60 days of March 15, 2019 (i.e., on or prior to May 14, 2019).

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE AND
 COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 25, 2018 (the “2018 Form 20-F”), contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, 2018.  Item 6.C of our 2018 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those items of our 2018 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law.  A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs. Stephen T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver, our four incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Board has previously determined that each of Mr. Wills and Dr. Driver satisfies the Companies Law non-affiliated director requirements as well as the independence requirements under the NASDAQ Listing Rules.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company.  A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the four nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The following information is supplied with respect to each nominee for re-election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Stephen T. Wills has served as a member of our board of directors since May 2017 and as Chairman of our board since October 2017. Mr. Wills has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director and chairman of the audit committee of Derma until February 2017 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton since 2013 and its chairman since June 2018, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of CBI. Mr. Gonen manages CBI’s life science investments, business development, U.S.‑based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board member of several companies, including Gamida Cell Ltd., CureTech Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense‑oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at CBI since July 2015. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd.. Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vicki R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation– Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(c)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Stephen T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver.

PROPOSAL 2
APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer, has served as our independent registered public accounting firm since its appointment in 2001 (the Company’s inception).  Our audit committee and Board have resolved to nominate Kost Forer for reappointment as our independent registered public accounting firm until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Kost Forer’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Kost Forer for our last two fiscal years, please see Item 16C “Principal Accountant Fees and Services” of our 2018 Form 20-F, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF COMPENSATION PACKAGE FOR NEW CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

On March 12, 2019, we announced that Mr. Sharon Malka will replace Mr. Gal Cohen, who had decided to step down, as our Chief Executive Officer, or CEO, by the end of May 2019. Mr. Malka has served as our Chief Financial Officer and Chief Operations Officer for the past 12 years. Prior to joining MediWound, Mr. Malka held various senior finance roles, including, as a co-founder and partner at Variance Economic Consulting, a full-service financial consulting firm, and as a senior manager at the Israeli member firm of PricewaterhouseCoopers. Mr. Malka is a Certified Public Accountant and holds a B.Sc. in Accounting and Business Administration from the Business Management College and an MBA from Bar-Ilan University.

In light of Mr. Malka’s transition to his role as our CEO, each of our compensation committee and Board has determined that it is in the best interest of our Company and our shareholders to update his compensation terms, subject to the approval of our shareholders. The compensation committee and Board have determined that the proposed compensation package is commensurate with Mr. Malka’s experience level, his familiarity with our Company and its industry, and with the corresponding compensation package that we paid to his predecessor, Mr. Gal Cohen. Each of the proposed compensation components has furthermore been determined by our compensation committee and Board to be consistent with our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as applicable to our CEO, which was approved by our shareholders at our annual general meeting of shareholders held in September 2014.  If approved by our shareholders, the updated compensation terms (except for the equity grant, as described below) will be effective as of January 1, 2019.

The components of the proposed compensation package for Mr. Malka are as follows:

•	Monthly base salary: $23,045 (based on dollar-NIS exchange rate of $1.00= NIS 3.58), which amount will be subject to automatic increases based on changes to the Israeli consumer price index;
•	Annual bonus: To be approved on an annual bonus in accordance with the requirements of the Companies Law;
•
Notice period: A minimum of four months if Mr. Malka wishes to terminate his employment with our Company, and if we wish to terminate Mr. Malka’s employment without cause, we will be required to provide him with a minimum of six months’ prior notice (termination for cause by our Company does not require any minimum notice period);

•	Customary use of a car, customary vacation days and sick days, allocation of funds (based on a percentage of base salary) towards study fund and other customary employee benefits; and
•
One-time equity grant of options to purchase 40,000 ordinary shares and 20,000 restricted share units, each of which represents one ordinary share upon settlement (“RSUs”), under our 2014 Share Incentive Plan (the “2014 Plan”). The terms of the equity grant are as follows:

o	Grant date: March 24, 2019.
o
Vesting schedule: 25% of each of the options and RSUs vest upon the first anniversary of the grant, and the remaining 75% vest in 3 equal installments, at the lapse of each of the following three years following the initial vesting date.

o	Options term: The options expire on the tenth anniversary of the grant date.
o	Exercise price of options: The average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the grant date.
o	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan

As to the equity component of Mr. Malka’s proposed compensation package, our compensation committee and our Board considered Mr. Malka’s equity interest in our Company, the alignment of his interest with those of our Company and the desire to incentivize his performance.  Including ordinary shares underlying the options and the RSUs to be granted, Mr. Malka will hold 1.6% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his importance to our Company and his role as CEO of our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to the Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment, effective as of January 1, 2019 (except for the equity grant, which will be awarded as of March 24, 2019), of the compensation package for our new Chief Executive Officer, Mr. Sharon Malka, that is described in Proposal 3 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved. ”

Required Vote

The vote required for approval of the compensation package for our new CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the compensation package for our new CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●      the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the compensation package that are voted at the Meeting, excluding abstentions; or

●      the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the compensation package does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the compensation package, and failure to do so disqualifies the shareholder from participating in the vote on this proposal.  If you are a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 3A on the accompanying proxy card.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the compensation package for our new CEO, you should instead check the box “AGAINST” in Item 3A on the accompanying proxy card (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to indicate “FOR” in Item 3A on the physical or electronic voting instruction form, or as otherwise instructed via the telephone voting procedure, to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of this proposal (when submitting your voting instructions on this proposal). If you are a “street name” shareholder and believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the compensation package for our new CEO, you should instead check the box “AGAINST” in Item 3A on the physical or electronic voting instruction form, or as instructed via the telephone voting procedure (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposed compensation package for our new CEO, Mr. Sharon Malka.

PROPOSAL 4
APPROVAL OF AMENDMENT TO SERVICE TERMS (INCREASED ANNUAL DIRECTOR FEE
AND ONE-TIME EQUITY GRANT) FOR ACTIVE CHAIRMAN OF BOARD

Background

Under the Companies Law, the terms of service of a director (including the chairman of the board) of a public company require the approval of the compensation committee, board of directors and shareholders.

Upon the resignation of Mr. Gal Cohen as our President and CEO earlier in March 2019, concurrently with its appointment of Mr. Malka as our new CEO, our Board also changed the role of Mr. Stephen T. Wills, our Chairman of the Board, appointing him as an Active Chairman, thereby giving him an enhanced role as part of our executive leadership team going forward.

In light of Mr. Wills’ more active role, which requires, among other things, a more significant time commitment on his part, each of our compensation committee and Board has determined that it is in the best interest of our Company and our shareholders to increase his annual director fee and to provide him with a one-time grant of equity under our current share incentive plan, the 2014 Plan, to further align his interest with those of our shareholders. The proposed increase in annual director fee and one-time equity grant, which are subject to approval by our shareholders at the Meeting, have the following terms:

•       Annual fee:  Mr. Wills’ annual fee will be increased from $72,000 to $100,000 (in addition to receiving fees per meeting, as he does currently), effective as of January 1, 2019.

•       Equity grant: Mr. Wills will receive a one-time equity grant of options to purchase 20,000 ordinary shares and 10,000 RSUs (each of which represents one ordinary share upon settlement), under the 2014 Plan. The terms of the equity grant are as follows:

o	Grant date: March 24, 2019.
o
Vesting schedule: 33% of each of the options and RSUs vest upon the first anniversary of the grant, and the remaining 67% vest in two equal installments, at the lapse of each of the following three years following the initial vesting date.

o	Exercise price of options: The average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the grant date.
o	Options term: The options will expire on the fifth anniversary of the grant date.
o	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan.

Our compensation committee and our Board have determined that the foregoing increased director fee and one-time equity grant are consistent with the terms of the Compensation Policy, as applicable to our Chairman of the Board. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed amended service terms described in this Proposal 4.

In reaching their determination, our compensation committee and our Board considered Mr. Wills’ equity interest in our Company, the alignment of his interest with those of our Company, and the desire to encourage him to continue contributing his talent and time as our Active Chairman.  Including ordinary shares underlying the options and the RSUs to be granted, Mr. Wills holds 0.3% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his enhanced, important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long-term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that that the increase in annual director fee, effective as of January 1, 2019, and grant of 20,000 options and 10,000 RSUs to Mr. Stephen T. Wills, the Company’s Active Chairman of the Board, as described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed increased director fee and equity grant to our Active Chairman of the Board.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 4.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution amending the service terms of our Active Chairman of the Board.

PROPOSAL 5
APPROVAL OF PAYMENT OF SEVERANCE FEE TO OUTGOING PRESIDENT AND CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

As noted in Proposal 3 above, on March 12, 2019, we announced that Mr. Gal Cohen will be stepping down by the end of May 2019 after having served as our President and CEO for more than 12 years. During his tenure, Mr. Cohen led MediWound in the development and certain marketing approvals of NexoBrid®, our innovative orphan drug for burn treatment. This includes the recently announced positive top-line results from our second pivotal Phase 3 study (DETECT), paving the way for Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA). Mr. Cohen also oversaw the development of a broader product pipeline with significant unmet medical need and market potential in the wound care field. Under his leadership, we raised over $250 million in equity offerings, strategic transactions, and U.S. government contracts, including as part of our public listing on NASDAQ in 2014, and the Biomedical Advanced Research and Development Authority (BARDA) contracts to finance NexoBrid development and procurement of up to $175 million.

Mr. Cohen has furthermore continued to support our transition and ongoing strategic process since the date of that announcement and will continue to do so through the conclusion of his employment.

In recognition of Mr. Cohen’s above-described significant contributions to our Company over the course of his service, each of our compensation committee and our Board has determined that it is in the best interest of our Company and our shareholders to pay to him a cash severance fee equal to approximately $169,000 (based on an exchange rate of NIS 3.6= US $1.00). Each of our compensation committee and our Board has determined that the proposed severance payment will both appropriately acknowledge Mr. Cohen’s contributions while also incentivizing his successor (Mr. Malka) to exert maximal efforts on behalf of our Company with the knowledge that he, too, will be rewarded appropriately in the future for his and our successes.

Our compensation committee and our Board have furthermore determined that the foregoing severance payment is consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed severance payment described in this Proposal 5.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that that the payment of the cash severance fee to Mr. Gal Cohen, the Company’s outgoing President and Chief Executive Officer, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed severance payment to our outgoing CEO.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the resolution proposed under this Proposal 5.

In addition to the ordinary majority required for approval, under the Companies Law, approval of the resolution under this Proposal 5 (the severance payment to our outgoing CEO) requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●     the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the severance payment that are voted at the Meeting, excluding abstentions; or

●      the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the severance payment does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the severance payment to the outgoing CEO, and failure to do so disqualifies the shareholder from participating in the vote on that proposal.  If you are a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 5 (and to therefore be counted towards or against the special majority required under that proposal), you must check the box “FOR” in Item 5A on the accompanying proxy card.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of Proposal 5, you should instead check the box “AGAINST” in Item 5A on the accompanying proxy card (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of that proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to indicate “FOR” in Item 5A on the physical or electronic voting instruction form, or as otherwise instructed via the telephone voting procedure, to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of that proposal (when submitting your voting instructions on that proposal). If you are a “street name” shareholder and believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of Proposal 5, you should instead check the box “AGAINST” in Item 5A on the physical or electronic voting instruction form, or as instructed via the telephone voting procedure (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of that proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the severance payment to our outgoing CEO.

PROPOSAL 6
APPROVAL OF 2018 ANNUAL BONUS FOR OUR OUTGOING PRESIDENT AND CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

According to our Compensation Policy, we are required to prepare an Executive Management Bonus Plan, which contains a set of objectives for our executives based on our performance on a long-term basis and pursuant to measurable criteria.  In addition, a non-material portion of the bonus, which shall be up to twenty percent (20%), may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of our executive to the Company.  In March 2018, the compensation committee and our Board approved the final terms of the Executive Management Bonus Plan for 2018 (the “2018 Bonus Plan”), under which up to six (6) months’ of each executive’s monthly fixed compensation for 2018 may be paid as a bonus.

Our compensation committee and our Board, in accordance with the Compensation Policy and based on the achievement of certain criteria in the 2018 Bonus Plan and the certain ad-hoc achievements, and subject to approval of our shareholders, approved an annual bonus of approximately $145,351 (based on an exchange rate of NIS 3.58 to US $1.00) for Mr. Gal Cohen, our outgoing President and Chief Executive Officer, in respect of the year ended December 31, 2018 (the “CEO Annual Bonus”).

Our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have determined that it is in the best interest of our Company and our shareholders to pay the CEO Annual Bonus to Mr. Cohen, and have recommended that our shareholders approve the CEO Annual Bonus as set forth above in this Proposal 6. While Mr. Cohen will be stepping down from his role at our Company by the end of May 2019, he earned the proposed bonus via his successful performance as our CEO throughout 2018 in accordance with the criteria under the 2018 Bonus Plan, and should be paid that bonus as previously committed to by our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an aggregate bonus for 2018 in an amount of approximately $145,351 (based on an exchange rate of NIS 3.58 to USD 1.00) to Mr. Gal Cohen, the Company’s outgoing President and Chief Executive Officer, as described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved. ”

Required Vote

The vote required for approval of the CEO Annual Bonus is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 6 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the CEO Annual Bonus requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●     the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO Annual Bonus that are voted at the Meeting, excluding abstentions; or

●      the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO Annual Bonus does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Annual Bonus, and failure to do so disqualifies the shareholder from participating in the vote on this proposal.  If you are a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 6A on the accompanying proxy card.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the CEO Annual Bonus, you should instead check the box “AGAINST” in Item 6A on the accompanying proxy card (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to indicate “FOR” in Item 6A on the physical or electronic voting instruction form, or as otherwise instructed via the telephone voting procedure, to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of this proposal (when submitting your voting instructions on this proposal). If you are a “street name” shareholder and believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the CEO Annual Bonus, you should instead check the box “AGAINST” in Item 6A on the physical or electronic voting instruction form, or as instructed via the telephone voting procedure (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Annual Bonus for our outgoing President and CEO, Mr. Gal Cohen.

PROPOSAL 7
APPROVAL AND RATIFICATION OF RENEWED COVERAGE UNDER D&O INSURANCE POLICY

Background

Under our Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability, or D&O, insurance coverage.

At our annual general meeting of shareholders held in September 2014, our shareholders approved, and accordingly we obtained, a general D&O insurance policy with aggregate coverage of $25 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $5 million (which, together with the general D&O insurance policy, we refer to as the “D&O insurance policy”), for our directors and officers, both present and future.  The coverage under the D&O insurance policy expired at the end of the day on March 31 2019.

The expiration of the D&O insurance policy on March 31, 2019 required that we renew those policies effective right away, so that there not be a lapse in coverage.  Our compensation committee and our Board approved the renewal of the D&O insurance policy, effective as of April 1, 2019.

As part of the renewal, the compensation committee and the Board determined to continue the coverage levels under the general D&O insurance policy and the Side A DIC insurance policy, at $25 million and $5 million, respectively. Each of the compensation committee and the Board concluded, after internal deliberation and based on the advice of the Company’s insurance broker (who described D&O insurance coverage levels for companies that are comparable to ours) that the maintenance of those coverage levels under this Proposal 7 is both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders. The compensation committee, followed by the Board, approved, together with the maintenance of coverage levels, an increase in the annual premium payment that may be made by the Company under the D&O insurance policy, to approximately $380,000, which is required to maintain the coverage levels (including for the Side A DIC insurance policy coverage) at their current levels. The deductibles under the D&O insurance policy will be approximately (a) $7,500 for each claim, (b) $35,000 for any claim filed in the U.S. or Canada (not related to securities laws), and (c) $1 million for any U.S. securities law-based claim filed in the U.S. or Canada, respectively. The renewed D&O insurance policy will include coverage for two of our directors affiliated with our controlling shareholder, CBI.

Under the Companies Law, the renewed coverage under our D&O insurance policy requires the approval of our shareholders, which we are seeking at the Meeting.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 7:

“RESOLVED, that the Company’s obtaining $25 million of coverage under its general Directors’ and Officers’ Liability insurance policy, along with $5 million of coverage under its Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, both present and future, pursuant to a renewed policy to be entered into effective as of April 1, 2019, subject to the terms described in Proposal 7 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved and ratified.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this Proposal 7 (excluding abstentions and broker non-votes).

Although two of our directors affiliated with our controlling shareholder, CBI, and our CEO, will be covered under our new D&O insurance policy, the Companies Law regulations provide that an ordinary majority will be needed for approval of this Proposal 7, so long as the compensation committee and Board affirm that the D&O insurance policy is on market terms and is not likely to materially impact our Company’s profitability, assets or liabilities. The compensation committee and Board have made the foregoing affirmation.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy for our directors and officers.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018 will be presented. A copy of the 2018 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2018) is available to shareholders through the SEC website, www.sec.gov, and at our Company's website (www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 25, 2019, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers.  The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel March 25, 2019	By order of the Board of Directors: Mr. Stephen T. Wills Active Chairman of the Board of Directors